09010173

SEC Mail
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APR 03 2009
Washington, DC

2008 Annual Report

FOCUSING ON PATIENT CARE

ORAL-SYSTEMIC



"By providing dentists and hygienists with the products they rely on each day, we contribute to the increasing quality of oral healthcare

GLOBAL CHALLENGES



in the 21st Century. Understanding the critical components of oral health—patient needs, global challenges, and the oral-systemic link—

PATIENT NEEDS



provides us the opportunity to enhance and expand our impact on the delivery of the best possible care to patients."

Young Innovations, Inc.

FINANCIAL
HIGHLIGHTS

OPERATING RESULTS (In thousands except for per share data)	2008	2007	2006	% Change 2007-2008
Net Sales	$99,143	$97,402	$90,805	1.8%
Operating Income	19,753	20,760	23,483	(4.9%)
Net Income	12,181	12,933	14,779	(5.8%)
Diluted Earnings Per Share	1.51	1.44	1.61	4.9%
Weighted Average Fully Diluted Shares Outstanding	8,069	8,982	9,182	(10.2%)
Net Cash Flows from Operating Activities	$22,465	$20,440	$13,711	9.9%

FINANCIAL POSITION			
Working Capital	$23,493	$25,491	$25,982
Cash & Equivalents	667	528	1,017
Stockholders' Equity	106,277	103,338	117,498

FINANCIAL RATIOS			
Operating Income to Net Sales	19.9%	21.4%	25.9%
Net Income to Net Sales	12.3%	13.3%	16.3%

NET SALES


$90,805
$97,402
$99,143
2006
2007
2008

OPERATING INCOME


$23,483
$20,760
$19,753
2006
2007
2008

NET INCOME


$14,779
$12,933
$12,181
2006
2007
2008

LETTER TO SHAREHOLDERS

In 2008 Young Innovations weathered a difficult economic climate and continued to meet the evolving needs of patients. The Company posted sales and earnings per share of $99.1 million and $1.51, respectively. Sales grew 1.8 percent over the previous year, while earnings per share increased 4.9 percent partially due to the accretive effect of a stock buyback program. Continued growth in our consumable product lines offset weaker year-over-year demand for diagnostic equipment products.

Gross margins were pressured by changes in product mix, while operating margins held firm as we adjusted staffing levels and began to realize the benefits of facility consolidations implemented in the past two years. Selling, general and administrative expenses increased faster than sales due to the full-year impact of headcount additions made in 2007 and increased equity and incentive compensation expense. A weaker U.S. dollar provided a benefit to sales of about $500,000 for the year. Additionally, we repurchased approximately 500,000 shares outstanding of common stock and paid down $7 million in debt, allowing the Company to retain sufficient borrowing capacity to be opportunistic with respect to acquisitions.

Demand for consumable products, including our preventive, infection control, homecare and micro-applicator lines, remained steady despite the weakening economy. We continued to support product development throughout the year, and acquired the dental market rights to Opti-Cide 3, a surface disinfectant technology, in early 2009. We are optimistic of the future prospects for our consumable product offering.

In 2008 sales of our diagnostic products deteriorated as dentists deferred capital-intensive equipment purchases in the third and fourth quarters. We built our diagnostic customer base by providing quality, reliability and economic value, and we believe there continues to be good long-term opportunity for this product line. Our new fully-integrated digital panoramic unit provides an excellent digital image by coupling a proprietary X-ray energy source with exclusive Cadmium Telluride sensor technology. We believe our value-priced digital options will appeal to our core customer base of general practitioners, for whom high prices had previously prevented entry into the digital radiographic market.

Improved internal reporting functions combined with a more responsive management focus allowed us to execute the three core elements of the Company's strategy—enhance and expand customer relationships, develop new products and pursue acquisitions, and improve operating efficiency.

In 2008 we worked to shift our focus toward increasing the effectiveness of our sales, marketing and clinical programs. We further developed the international and OEM distribution relationships for our micro-applicator product line, making important inroads to start broadening the scope of our international sales strategy. We intend to continue refining our investments in sales and marketing as we work to enhance and expand our customer relationships.

We introduced several evolutionary additions to our consumable, endodontic and diagnostic product lines during the year, including a redesigned obturation unit and new flavors of disposable examination gloves, providing customers with new product experiences in some areas while refreshing some of our most popular brands across the business. We expect this work to continue through 2009, and plan to expand our new product offering through evolutionary enhancements to existing products or acquisitions.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Young Innovations, Inc., The Russell 2000 Index and The S & P HealthCare Index



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
Young Innovations, Inc.
Russell 2000
S & P Health Care

*$100 invested on 12/31/03 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright © 2009, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

We finished four additional facilities consolidations and continued to align practices across the business, thereby improving our ability to support the long-term growth of the Company.

In October Young Innovations' founder, George Richmond, transitioned from his role as Chairman of the Board of Directors, and assumed the role of Vice-Chairman. He plans to devote more of his service and leadership to *The Richmond Foundation*, a non-profit organization for the advancement of clinical, academic, and philanthropic innovation in the field of oral health.

As we strive to expand our customer base in 2009, we are proud of the execution work done by our employees on the core elements of our strategy. We wish to thank our Board of Directors, whose valuable guidance continues to shape the course of an eleven-year-old public company committed to the needs of patients and professionals of the oral healthcare industry.

STRATEGY FOR GROWTH


ACQUIRE
ENHANCE
IMPROVE

Since our IPO in 1997, the Company has enjoyed long-term growth in sales, operating income and earnings per share. We believe the oral healthcare industry will remain a strong and stable market that will continue to offer attractive long-term growth prospects for the Company.

We are continually evaluating the appropriate actions to manage our business through this challenging economic environment and remain confident in our ability to do so. We believe adherence to our traditional growth strategy of operating efficiency, new products through internal development and acquisitions, and enhancing and expanding customer relationships has positioned the Company to successfully meet the long-term needs of patients.

Alfred E. Brennan
Chairman Of The Board &
Chief Executive Officer



Arthur L. Herbst
President & Chief
Financial Officer



As oral healthcare professionals, dentists and hygienists face ongoing economic and clinical challenges each day that require them to simultaneously assume the roles of healthcare practitioner, small-business manager and clinician. Young Innovations continually seeks to provide oral healthcare professionals with the knowledge, products and services they use to meet the needs of patients—ultimately our shared and most-important customers. In 2008, we made progress in expanding relationships with key clinical leaders to strengthen our ability to affect positive change in the delivery of dental care.

On February 25, 2009, the Company marked this year-long initiative by holding a clinical affairs summit to highlight some of the most innovative work being done in the critical areas of patient needs, global standards of care, and the link between oral and overall systemic health. Three leading authorities in patient care—Derry Shanley, Casey Hein and Lou Graham—were joined in Chicago by Young Innovations employees, local practitioners and other guests to explore the ever-expanding opportunities for oral healthcare in the 21st Century.

PANEL OF SPEAKERS



Professor Derry Shanley
DDS, Dean Emeritus,
Trinity College of Dublin

"Many chronic diseases share common etiological factors with oral health diseases, including diet, stress, hygiene, smoking and alcohol use. Obesity and cancers share etiology with periodontal disease and dental caries. Oral healthcare must be integrated into the primary healthcare model, and community-based, culturally-competent dental education must be made available to all."

Casey Hein
BSDH, MBA, Director,
Interprofessional Oral-Systemic Curriculum Development,
The University of Manitoba

"Ten years from now we will have graduated the first generation of dental care providers that really understand the significance of connecting the mouth to the rest of the body. And I don't just mean dentists; nurses, pharmacists, nutritionists and other professionals across the board will make up the new generation of oral healthcare providers."

Dr. Lou Graham
DDS, Former Dental Director,
University of Chicago Department of Dentistry

"We must start treating the human being, not just the tooth or where it fits into the oral cavity. When patients go to the dentist, they want a consistency of care that is not always out there. It is up to companies like Young Innovations to provide the dream of having a private practice that is not driven by pure money, but by the ethics of oral healthcare."



In December 1999, Young Innovations co-sponsored a symposium with the University of Louisville to examine the connection between oral health and general health. Over 125 doctors, dentists, sociologists, and hospital and public health administrators discussed research suggesting a link between poor oral health and adverse health outcomes, including cardiovascular disease, diabetes, osteoporosis, and pre-term or low birth-weight babies.

Though preliminary at that time, research presented at the symposium suggested significant relationship between a patient's oral health and the well-being of their entire body. Maintaining good oral health, researchers at the symposium agreed, could be as important to a patient's overall health as proper diet and regular exercise.

Research deemed promising at the Company's first symposium is now but a small component of a broader body of work emphasizing the importance of routine, preventative oral care for overall well-being. In the Company's 1999 Annual Report to Shareholders, we stated, *with new research suggesting that preventive dentistry plays an even more significant role in overall health than previously thought, we at Young Innovations are more encouraged than ever about the growth prospects for the Company. We look forward to continuing to provide the dental profession and patients with innovative products and solutions.* Ten years later, we couldn't agree more.





Periodontal disease and the increased frequency of adverse health outcomes caused by obesity and diabetes have generated an even greater call for the regular preventive and diagnostic care provided by oral health professionals—and an even greater opportunity for Young Innovations. By working with dentists, hygienists and assistants to develop and improve the products used in the delivery of care to patients, Young Innovations is working to help stem the tide of systemic health risks exacerbated by poor oral health.



The Company makes evolutionary enhancements and new additions to its product lines to ensure oral healthcare professionals are continually provided the very best tools and services with which to deliver care to patients. Many of Young Innovations' products maintain market-leading positions in their respective categories because they provide dependable, consistent performance to dentists, hygienists and assistants, procedure after procedure.

Recent product introductions offer more complete solutions for routine procedures performed during the periodic six-month checkup. The Denticator ProphyPal hygiene handpiece provides an attractive option in the slow-speed polishing segment by leveraging the brand awareness of our popularly-priced disposable prophy angle and paste lines to form a total-system prophylaxis solution. Similarly, the upcoming Biotrol ultrasonic cleaning unit will expand Young Innovations' infection control presence in the competitive instrument sterilization and reprocessing market.





"The dentist we serve oftentimes sees a patient more frequently than that patient's primary care physician," said Dr. Pat Ferrillo, Dean of the Arthur A. Dugoni School of Dentistry and a Director of the Company. "The mission of Young Innovations, and the mission of those working in the academic and professional realms, is to lead the improvement of health by advancing oral health." Young Innovations shares a *mutual customer* with oral healthcare professionals: the patient. To advance patient care, Young Innovations must put the tools in the hands that provide the care to patients, and ensure that those are the very best, highest-quality products at the right prices.

Advancing patient care also means working with dental, hygiene and assisting programs to develop best practices at all levels of patient contact. Supporting diverse yet evolving standards of care—those important guidelines that maximize the efficacy of treatment across geographical and socio-economical boundaries—and facilitating discussions amongst domestic and international practitioners will have the effect of producing healthier patients despite cross-cultural differences in diet or regimen. Young Innovations is charged not only with developing *better* products, but with finding *new uses* for established products. The prospects of expanding bi-annual prophylaxis treatments abroad, for example, or adopting expanded uses for micro-applicators, are in many ways just as promising as the introduction of the latest, cutting-edge technology. Patient care, then, is truly a process, not an event.







Understanding macro trends in dentistry and healthcare will continue to be critical to driving our growth. Accordingly, Young Innovations develops quality products by working with oral healthcare providers and key clinicians to understand the needs of patients, and through efficient manufacturing and sound business practices.

For more than just a whiter smile, patients in the United States and around the world require the very best products delivering the most consistent care to effectively combat whole-body health risks beginning in the oral cavity; early diagnosis and prevention of adverse oral conditions, the implications of which once thought to be localized entirely in the mouth, can help save patients from systemic threats affecting their entire body.

"Ten years ago, despite all the numbers and research, the best we could do was say, '*maybe* there is an association between a healthy mouth and a healthy body,'" said President Arthur Herbst at the close of our February 25, 2009, meeting. "Now it is almost common knowledge: oral health is a key component of overall health. That is a huge path to blaze in just ten years."

"There is an incredible sense of how fortunate we are to be a part of the oral healthcare profession. Oftentimes, the struggle in life is between 'doing well' and 'doing good.' The key is to do well by doing good. *We believe the best way to achieve that ideal is by understanding the needs of patients."*

Arthur Herbst



The following table presents selected financial data of the Company. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." All amounts except per share data are expressed in thousands.

Years ended December 31	2008	2007	2006[1]	2005	2004
Income Statement Data					
Net sales	$99,143	$97,402	$90,805	$84,766	$79,201
Cost of goods sold	46,847	45,623	41,694	38,851	35,851
Gross profit	52,296	51,779	49,111	45,915	43,350
Selling, general and administrative expenses	32,543	31,019	25,628	22,090	22,219
Income from operations	19,753	20,760	23,483	23,825	21,131
Interest expense (income) and other, net	867	1,150	(28)	(485)	(144)
Income from operations before provision for income taxes	18,886	19,610	23,511	24,310	21,275
Provision for income taxes	6,705	6,677	8,732	8,972	8,138
Income from continuing operations	12,181	12,933	14,779	15,338	13,137
Income from discontinued operations	0	0	0	0	797
Net income	$12,181	$12,933	$14,779	$ 15,338	$13,934
Basic earnings per share	$1.52	$1.46	$1.65	$1.71	$1.54
Basic earnings per share from continuing operations	$1.52	$1.46	$1.65	$1.71	$1.45
Basic earnings per share from discontinued operations	$0.00	$0.00	$0.00	$0.00	$0.09
Basic weighted average common shares outstanding	7,999	8,828	8,954	8,957	9,040
Diluted earnings per share	$1.51	$1.44	$1.61	$1.65	$1.48
Diluted earnings per share from continuing operations	$1.51	$1.44	$1.61	$1.65	$1.40
Diluted earnings per share from discontinued operations	$0.00	$0.00	$0.00	$0.00	$0.08
Diluted weighted average common shares outstanding	8,069	8,982	9,182	9,312	9,409
Cash dividends declared per common share	$0.16	$0.16	$0.16	$0.16	$0.16

[1] On July 31, 2006 and August 18, 2006, the Company acquired substantially all of the assets of Microbrush, Inc. and Microbrush International Ltd., respectively (collectively "Microbrush"). The income statement data for the year ended December 31, 2006 includes results of operations for Microbrush, Inc. from July 31, 2006 through December 31, 2006 and Microbrush International Ltd. from August 18, 2006 through December 31, 2006. The balance sheet data as of December 31, 2006 includes the Microbrush acquisition.

As of December 31	2008	2007	2006	2005	2004
Balance Sheet Data					
Working capital	$23,493	$25,491	$25,982	$28,186	$19,428
Total assets	159,576	158,768	156,588	118,089	109,829
Total debt (including current maturities)	29,349	36,646	21,810	—	—
Stockholders' equity	106,277	103,338	117,498	103,564	95,137

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Prices and Dividends

The Company's Common Stock is listed on The NASDAQ Global Select Market under the symbol "YDNT."

The following table sets forth the high and low closing prices of the Company's Common Stock as reported by The NASDAQ Global Select Market and cash dividends declared during the last eight quarters.

On January 31, 2009, there were approximately 133 holders of record of the Company's Common Stock.

The Company has paid quarterly dividends on its Common Stock since the third quarter of 2003.

Payment of future cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the earnings and financial condition of the Company and any other factors deemed relevant by the Board of Directors, and will also be subject to any applicable restrictions contained in the Company's then existing credit arrangements.

2007				
	First	$33.32	$24.37	$0.04
	Second	$29.05	$24.44	$0.04
	Third	$30.00	$26.66	$0.04
	Fourth	$28.81	$21.01	$0.04
2008				
	First	$26.59	$16.56	$0.04
	Second	$21.34	$15.35	$0.04
	Third	$22.80	$18.97	$0.04
	Fourth	$19.58	$9.48	$0.04

Forward-Looking Statement

This Annual Report (including, without limitation, Item 1 — "Business," Item 1A — Risk Factors, and Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-k for the year ended December 31, 2008) includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included herein are "forward-looking statements." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions and which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or similar expressions. These statements are not guaranties of future performance, and the Company makes no commitment to update or disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those disclosed in this Annual Report and other reports filed with the Securities and Exchange Commission.

The Company makes no commitment to update these factors or to revise any forward-looking statements for events or circumstances occurring after the statement is issued.

At any time when the Company makes forward-looking statements, it desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995.

Performance Graph

The graph on page 2 and table below compare the cumulative total shareholder return on the Company's Common Stock from December 31, 2003, through December 31, 2008, with the Russell 2000 Index and the S&P Health Care Index. The comparisons reflected in the table and graph are not intended to forecast the future performance of the Common Stock and may not be indicative of such future performance. The table and graph assume an investment of $100 in the Common Stock and indexes on December 31, 2003, and the reinvestment of all dividends.

	12/03	12/04	12/05	12/06	12/07	12/08
Young Innovations, Inc.	100.00	94.15	95.54	93.79	67.75	42.96
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
S&P Health Care	100.00	101.68	108.24	116.40	124.72	96.27

Copyright © 2009 Standard & Poor's, a division of The McGraw-Hill Companies Inc. All rights reserved. (www.researchdatagroup.com/S&P.htm)

All numbers in thousands, except per share data

General

Young Innovations, Inc. and its subsidiaries ("the Company") develops, manufactures and markets supplies and equipment used by dentists, dental hygienists, dental assistants and consumers. The Company's product offering includes disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, dental micro-applicators, panoramic X-ray machines, moisture control products, infection control products, dental handpieces (drills) and related components, endodontic systems, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, and children's toothpastes.

The Company's manufacturing and distribution facilities are located in Missouri, Illinois, California, Indiana, Texas, Wisconsin and Ireland.

The Company operates in one reporting segment, which is the development and manufacture of a broad line of products marketed to dental professionals. The Company markets its products primarily in the U.S. The Company also markets its products in several international markets, including Canada, Europe, South America, Central America, and the Pacific Rim. International sales represented approximately 18% and 16% of the Company's total net sales in 2008 and 2007, respectively and less than 10% of the Company's total net sales in 2006.

Some of the risk factors that affect the Company's business and financial results are discussed in "Item 1A: Risk Factors." We wish to caution the reader that the risk factors discussed in "Item 1A: Risk Factors", and those described elsewhere in this report or our other Securities and Exchange Commission filings, could cause our actual results to differ materially from those stated in the forward-looking statements.

Critical Accounting Policies

The SEC has requested that all registrants include in their MD&A a description of their most critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions using different assumptions. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company believes that the following accounting policies fit this definition:

Allowance for doubtful accounts – The Company has 36% of its December 31, 2008 accounts receivable balance with two large customers (see footnote 5 of the notes to consolidated financial statements) with the remaining balance comprised of amounts due from numerous customers, some of which are international. Accounts receivable balances are subject to credit risk. Management has reserved for expected credit losses, sales returns and allowances, and discounts based upon past experience, as well as knowledge of current customer information. The Company believes that its reserves are adequate. It is possible, however, that the accuracy of our estimation process could be impacted by unforeseen circumstances. The Company continuously reviews its reserve balance and refines the estimates to reflect any changes in circumstances.

Inventory – The Company values inventory at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory values are based upon standard costs, which approximate actual costs. Management regularly reviews inventory quantities on hand and records a write-down for excess or obsolete inventory based primarily on estimated product demand and other information related to the inventory including planned introduction of new products and changes in technology. If demand for the Company's products is significantly different than management's expectations, the value of inventory could be materially impacted. Inventory write-downs are included in cost of goods sold.

Goodwill and other intangible assets – In accordance with the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Intangible Assets," goodwill and other intangible assets with indefinite useful lives are reviewed by management for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment would be based on management's judgment as to the future operating cash flows to be generated from the assets. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Revenue Recognition – Revenue from the sale of products is recorded at the time title passes, generally when the products are shipped, as the Company's shipping terms are customarily FOB shipping point. Revenue from the rental of equipment to others is recognized on a month-to-month basis as the revenue is earned.The Company generally requires payment within 30 days from the date of invoice and offers cash discounts for early payment. For certain acquired businesses that offer different terms, the Company migrates these customers to the terms referred above within a 2-5 year period.

The Company offers discounts to its distributors if certain conditions are met. Customer allowances, volume discounts and rebates, and other short-term incentive programs are recorded as a reduction in reported revenues at the time of sale. The Company reduces product revenue for the estimated redemption of annual rebates on certain current product sales. Customer allowances and rebates are estimated based on historical experience and known trends.

The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option, with the exception of X-ray machines, which have a 90-day return policy. Historically, the level of product returns has not been significant. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The Company owns X-ray equipment rented on a month-to-month basis to customers. A liability for the removal costs of the rented X-ray machines is capitalized and amortized over four years.

Stock compensation – Effective January 1, 2006, the Company adopted SFAS No. 123(R). The Company elected the modified prospective transition method as permitted by SFAS No. 123(R); accordingly, results from prior periods have not been restated. Under this transition method, compensation cost must be recognized in the financial statements for all awards granted after the date of adoption as well as for existing stock awards for which the requisite service had not been rendered as of the date of adoption. Under the provisions of SFAS 123(R), share-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by an option pricing model, and is recognized as expense ratably over the requisite service period. The option pricing models require judgmental assumptions including volatility, forfeiture rates, and expected option life. If any of the assumptions used in the model change significantly, share-based compensation expense may differ in the future from that recorded in the current period.

Assets and Liabilities Acquired in Business Combinations – The Company periodically acquires businesses. All business acquisitions completed subsequent to 2002 were accounted for under the provisions of SFAS No. 141, "Business Combinations," which requires the use of the purchase method. The purchase method requires the Company to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The allocation of acquisition cost to assets acquired includes the consideration of identifiable intangible assets. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company's measurement of fair values and certain preacquisition contingencies may impact the Company's cost allocation to assets acquired and liabilities assumed for a period of up to one year following the date of an acquisition. The Company utilizes a variety of information sources to determine the value of acquired assets and liabilities. For larger acquisitions, third-party appraisers are utilized to assist the Company in determining the fair value and useful lives of identifiable intangibles, including the determination of intangible assets that have an indefinite life. The valuation of the acquired assets and liabilities and the useful lives assigned by the Company will impact the determination of future operating performance of the Company.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's statements of income expressed as a percentage of net sales.

Year ended December 31	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	47.3	46.8	45.9
Gross profit	52.7	53.2	54.1
Selling, general and administrative expenses	32.8	31.8	28.2
Income from operations	19.9	21.4	25.9
Interest expense and (income) other, net	.9	1.2	(.0)
Income from operations before provision for income taxes	19.0	20.2	25.9
Provision for income taxes	6.7	6.9	9.6
Net income	12.3%	13.3%	16.3%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Sales – Net sales for the year ended December 31, 2008 were $99,143, up 1.8% or $1,741 from $97,402 in the prior year. The sales increase reflects strong demand for the Company's consumable products, which were offset by weak performance in its diagnostic product line. The Company's preventive, infection control, micro-applicators and home care product lines, which are included in the Company's consumable products, posted solid growth in 2008. In addition, a weaker U.S. dollar provided a benefit to sales of approximately $474. The Company's diagnostic product line posted disappointing results. On a full year basis, the diagnostic product line sales were approximately $2,300 below the 2007 results. The Company believes this product line continues to be negatively effected by on-going economic uncertainty, as the Company witnessed a significant increase in purchase deferrals at the end of the year.

Gross Profit – Gross profit increased $517, or 1.0%, from $51,779 in 2007 to $52,296 in 2008. The additional gross profit was primarily a result of the increased net sales. Gross margin decreased to 52.7% in 2008 from 53.2% in 2007 as a result of changes in product mix and a $130 reallocation of selling, general and administrative expense into cost of goods sold. This was offset by reduction in staffing levels and the benefits of facility consolidations the Company has implemented over the past two years.

Selling, General, and Administrative Expenses ("SG&A") – SG&A expenses increased by $1,524, or 4.9%, to $32,543 in 2008 from $31,019 in 2007. Share-based compensation cost totaled $1,442 in 2008 compared to $1,071 in 2007. SG&A increased primarily due to the full year impact of headcount additions in 2007 in addition to increased equity compensation, incentive compensation and facility expenses in accordance with the Company's previously disclosed plans. This was offset by a $130 reallocation of SG&A expenses to cost of goods sold. As a percentage of net sales, SG&A expenses increased to 32.8% in 2008 from 31.8% in 2007 as a result of the factors explained above.

Income from Operations – Income from operations in 2008 was $19,753 compared to $20,760 in 2007, a decrease of 4.9%. The change was a result of the factors described above.

Interest Expense, net – Interest expense, net increased to $1,332 versus $1,109 in 2007. The increase was attributable to higher levels of debt partially offset by lower interest rates in 2008 compared to 2007. The increase in debt levels was primarily related to the settlement of the earnout payment for the Microbrush acquisition and repurchases of the Company's stock.

Other (Income) Expense, net – Other (income) expense, net increased to $(465) versus $41 in 2007. This increase was primarily attributable to a foreign exchange impact on debt repaid from the Company's Irish subsidiary of approximately $300.

Provision for Income Taxes – During the year ended 2008, the Company's provision for income taxes increased to $6,705 versus $6,677 in 2007 as a result of an increase in the effective tax rate. The effective tax rate in 2008 was 35.5% compared to 34.1% in 2007. The higher effective tax rate in 2008 is primarily attributable to recognition of a tax benefit in 2007 associated with the lower tax rate on earnings at the Company's operations in Ireland due to lower local tax rates and certain earnings being permanently reinvested there in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Sales – Net sales for the year ended December 31, 2007 were $97,402, up 7.3% or $6,597 from $90,805 in the prior year. Sales for the year were positively impacted by the acquisition of Microbrush, which contributed approximately $14,500 in net sales in 2007, an increase of $9,500 over $5,000 in 2006. Microbrush was acquired in the third quarter of 2006. In addition, while the Company believes end-user demand for preventive and infection control products sold through distributors increased in total, sales of these products to distributors decreased in 2007. Distributor purchases continued to be impacted by further distributor consolidation activity and improved inventory management systems, which reduced inventory holding levels at certain distributors.

Gross Profit – Gross profit increased $2,668, or 5.4%, from $49,111 in 2006 to $51,779 in 2007. The additional gross profit was primarily a result of the increased net sales resulting from the Microbrush acquisition. Gross margin decreased to 53.2% in 2007 from 54.1% in 2006 as a result of lower sales of certain products to distributors and reduced production levels. In preparation for future consolidations, the Company maintained staffing levels in manufacturing, which negatively impacted profitability. Gross margin continued to have volatility related to distributor purchase patterns, product mix and consolidation activity.

Selling, General, and Administrative Expenses ("SG&A") – SG&A expenses increased by $5,391, or 21.0%, to $31,019 in 2007 from $25,628 in 2006. SG&A costs increased approximately $1,500 as a result of the acquisition of Microbrush. Share-based compensation cost totaled $1,071 in 2007 compared to $294 in 2006. In 2007 the Company made considerable investments in personnel and physical infrastructure to support its long-term growth objectives. The Company substantially enhanced its sales and marketing team and product development efforts across its product offerings, adding approximately 30 people in these areas. The Company also opened a new warehouse and distribution facility to support both its growth and consolidation activities. As a percentage of net sales, SG&A expenses increased to 31.8% in 2007 from 28.2% in 2006 as a result of the factors explained above.

Income from Operations – Income from operations in 2007 was $20,760 compared to $23,483 in 2006, a decrease of 11.6%. The change was a result of the factors described above.

Interest Expense, net – Interest expense, net increased to $1,109 versus $28 in 2006. This increase was primarily attributable to additional interest expense resulting from borrowings on the Company's credit facility to finance the Microbrush acquisition and the buyback of 1,000 shares of the Company's Common Stock from trusts controlled by George E. Richmond, its Vice Chairman and principal stockholder.

Other (Income) Expense, net – Other (income) expense, net decreased to $41 versus $(56) in 2006. This decrease was due to lower levels of miscellaneous income.

Provision for Income Taxes – During the year ended 2007, the Company's provision for income taxes decreased to $6,677 versus $8,732 in 2006 as a result of lower pre-tax income as well as a decrease in the effective tax rate. The effective tax rate in 2007 was 34.1% compared to 37.1% in 2006. The lower effective tax rate in 2007 is primarily attributable to recognition of a tax benefit associated with the lower tax rate on earnings at the Company's operations in Ireland due to lower local tax rates and certain earnings being permanently reinvested there.

Liquidity and Capital Resources

Sources of Cash

Historically, the Company has financed its operations primarily through cash flow from operating activities and, to a lesser extent, through borrowings under its credit facility. Net cash flow from operating activities was $22,465, $20,440, and $13,711, for 2008, 2007 and 2006, respectively. The increase in operating cash flow in 2008 is attributable to a decrease in accounts receivable due to a change in payment timing by one of the Company's largest customers and a decrease in notes receivable due to a decrease in in-house financing. These were offset by a build in inventory related to inventory planning, consolidation activities and new product introductions as well as lower net income.

On January 16, 2008, the Company transferred a majority of its X-ray equipment loans to a third party for a cash payment of $3,519. The Company transferred $4,154 of the notes receivable portfolio for a purchase price of $4,140. Of the purchase price, $621 is subject to a recourse holdback pool that has been established with respect to the limited recourse the third party has on the loans. On May 5, 2008, the Company transferred additional X-ray equipment loans to a third party for a cash payment of $235. There is an additional $42 subject to a recourse holdback pool. As the transactions do not qualify as sales of assets under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," the transactions have been treated as financing and the loans remain on the Company's balance sheet. As the third party receives payments on the transferred notes, the Company reduces the corresponding notes receivable and secured borrowing balances. As of December 31, 2008, the residual amount of notes receivable transferred to a third party was $2,815, of which $1,126 is classified as a short-term notes receivable and $1,689 as a long-term notes receivable. A corresponding long-term and short-term liability have been recorded, net of the recourse holdback pool of $663, on the Company's balance sheet.

The Company maintains a credit agreement with a borrowing capacity of $75,000, which expires in April 2010. Borrowings under the agreement bear interest at rates ranging from LIBOR + .75% to LIBOR + 1.50%, or Prime, depending on the Company's level of indebtedness. Commitment fees for this agreement range from .125% to .15% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2008, the Company was in compliance with all of these covenants. During 2008, the Company borrowed under the credit facility to finance the buyback of shares of the Company's Common Stock, as well as for investments in facilities and for working capital needs. At December 31, 2008, the Company had $29,349 in outstanding borrowings under this agreement and $45,651 available for borrowing. Management believes through its operating cash flows as well as borrowing capabilities, the Company has adequate liquidity and capital resources to meet its needs on a short and long-term basis.

Uses of Cash

Consistent with historical spending, the Company's uses of cash primarily relate to acquisition activity, capital expenditures, dividend distributions to shareholders, and stock repurchases. Specific significant uses of cash over the three years are as follows:

2008

Net capital expenditures for property, plant and equipment were $3,214 in 2008. Significant capital expenditures included facility expansion and improvements, production machinery and new equipment purchases. Future capital expenditures are expected to include facility improvements, production machinery and information systems. In May 2008, the Company paid $2,735 as an earnout payment for certain performance targets achieved in the purchase of Microbrush Inc. and Microbrush International, Ltd. The Company also repurchased 505 shares of its Common Stock for $9,406. Quarterly dividends of $0.04 per share were paid March 14, June 16, September 15, and December 15, 2008, for a total payment of $1,281.

2007

Net capital expenditures for property, plant and equipment were $7,279 in 2007. Significant capital expenditures included the construction of a distribution and manufacturing facility in Illinois, facility improvements, and new equipment purchases. The Company also repurchased 1,000 shares of its Common Stock from trusts controlled by George E. Richmond, the Company's Vice Chairman and principal stockholder, for an aggregate purchase price of $26,000. In addition, the Company repurchased 53 shares of its Common Stock for $1,285. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 14, and December 14, 2007, for a total payment of $1,391.

2006

Net capital expenditures for property, plant and equipment were $7,189 in 2006. Significant capital expenditures included land, facility improvements, panoramic X-ray machines and new equipment purchases. In January 2006, YI Ventures LLC (a wholly owned subsidiary) acquired D&N Microproducts, Inc., a contract manufacturer of the Company's diagnostic product line. The Company paid approximately $2,800 in cash. On July 31, 2006, the Company acquired substantially all of the assets of Microbrush, Inc. and Microbrush International, Ltd. for approximately $32,000 in cash. The purchase price was principally financed with borrowings on the Company's credit facility and cash generated from operations. In addition, the Company repurchased 51 shares of its Common Stock for $1,669. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 15, and December 15, 2006, for a total payment of $1,457.

Contractual Obligations (Payments due by period)	Total	Less than 1 Year	1-3 years	4-5 years	Beyond 5 years
Operating Leases (including buildings)	$1,534	$440	$869	$225	—
Long-Term Debt	$29,349	—	$29,349	—	—
Liability for uncertain tax positions	$101	$101	—	—	—
Total	$30,984	$541	$30,218	$225	—

As of December 31, 2008 and 2007, management was aware of no relationships with any other unconsolidated entities, financial partnerships, structured finance entities, or special purpose entities that were established for the purpose of facilitating off-balance-sheet arrangements or for other contractually narrow or limited purposes.

Changes In Registrant's Certifying Accountant

On May 22, 2008, Young Innovations, Inc. (the "Company") retained Crowe Horwath LLP as its independent registered public accounting firm. Crowe Horwath LLP replaces KPMG LLP, the Company's previous principal auditor, which was dismissed on May 19, 2008. The decision to change independent registered accounting firms was made by the Company's Audit Committee of the Board of Directors.

The decision to dismiss KPMG LLP was based primarily on the fact that the Audit Committee and senior management believed Crowe Horwath LLP will be better suited to service the Company's needs.

The audit reports of KPMG LLP on the Company's consolidated financial statements as of and for each of the fiscal years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of KPMG LLP on the effectiveness of internal control over financial reporting as of December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2007 and 2006 and the subsequent interim period through May 19, 2008, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to KPMG LLP's satisfaction, would have caused them to make a reference to the subject matter of the disagreement in connection with their reports on the Company's consolidated financial statements. Also during this period, there have been no "reportable events" requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K.

During the Company's two most recent fiscal years ended December 31, 2007 and 2006, and the subsequent interim period through the date of the Company's appointment of Crowe Horwath LLP on May 22, 2008, neither the Company nor anyone on its behalf consulted with Crowe Horwath LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. From time to time, the Company finances acquisitions, capital expenditures and its working capital needs with borrowings under a revolving credit facility. Due to the variable interest rate feature on the debt, the Company is exposed to interest rate risk. Based on the Company's average debt balance, a theoretical 100-basis-point increase in interest rates would have resulted in approximately $317, $258, and $110 of additional interest expense in the years ended December 31, 2008, 2007 and 2006, respectively.

Sales of the Company's products in a given foreign country can be affected by fluctuations in the exchange rate. However, the Company sells approximately 18% of its products outside the United States. Of these foreign sales, 35% are denominated in Euros and 4% in Canadian dollars with the remainder denominated in U.S. dollars. The Company does not feel that foreign currency movements have a material impact on its financial statements.

The Company does not use derivatives to manage its interest rate or foreign exchange rate risks.

The Board of Directors and Stockholders
Young Innovations, Inc.:

We have audited the accompanying consolidated balance sheet of Young Innovations, Inc. and subsidiaries as of December 31, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. We also have audited Young Innovation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Young Innovations' management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Young Innovations, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Crowe Horwath LLP
Oak Brook, Illinois
March 11, 2009

The Board of Directors and Stockholders
Young Innovations, Inc.:

We have audited the accompanying consolidated balance sheet of Young Innovations, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chicago, Illinois
March 12, 2008

The management of Young Innovations, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of the Company are being made in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and testing, and actions taken to correct deficiencies as identified.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility that controls can be circumvented or overridden, and misstatements due to error or fraud may occur and not be detected. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, conditions in our business change over time, and, therefore, internal control effectiveness may vary over time.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on this assessment and the foregoing criteria, management believes that, as of December 31, 2008, the Company's internal control over financial reporting is effective. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Crowe Horwath LLP, an independent registered accounting firm, as stated in their report, which is included on page 16 of this Report.

December 31 (In thousands, except per share data)	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 667	$ 528
Trade accounts receivable, net of allowance for doubtful accounts of $425 and $530 in 2008 and 2007, respectively	10,421	13,074
Inventories	16,486	14,381
Other current assets	4,759	4,878
Total current assets	32,333	32,861
Property, plant and equipment, net	32,905	32,992
Goodwill	80,334	77,511
Other intangible assets	10,602	11,133
Other assets	3,402	4,271
Total assets	$159,576	$158,768

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 8,840	$ 7,370
Total current liabilities	8,840	7,370
Long-term debt	29,349	36,646
Long-term secured borrowing	1,281	—
Deferred income taxes	13,829	11,414
Total liabilities	53,299	55,430
Stockholders' equity:		
Common Stock, voting, $.01 par value, 25,000 shares authorized; 10,219 shares issued in 2008 and 2007	102	102
Additional paid-in capital	25,336	25,024
Retained earnings	133,531	122,631
Common Stock in treasury, at cost; 2,452 and 2,007 shares in 2008 and 2007, respectively	(52,673)	(44,595)
Accumulated other comprehensive (loss) income	(19)	176
Total stockholders' equity	106,277	103,338
Total liabilities and stockholders' equity	$ 159,576	$ 158,768

The accompanying notes are an integral part of these statements.

Years ended December 31 (In thousands, except per share data)	2008	2007	2006
Net sales	$99,143	$97,402	$90,805
Cost of goods sold	46,847	45,623	41,694
Gross profit	52,296	51,779	49,111
Selling, general and administrative expenses	32,543	31,019	25,628
Income from operations	19,753	20,760	23,483
Interest expense, net	1,332	1,109	28
Other (income) expense, net	(465)	41	(56)
Income from operations before provision for income taxes	18,886	19,610	23,511
Provision for income taxes	6,705	6,677	8,732
Net income	$12,181	$12,933	$14,779
Basic earnings per share	$ 1.52	$ 1.46	$ 1.65
Diluted earnings per share	$ 1.51	$ 1.44	$ 1.61
Basic weighted average shares outstanding	7,999	8,828	8,954
Diluted weighted average shares outstanding	8,069	8,982	9,182

The accompanying notes are an integral part of these statements.

(In thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Stock in Treasury	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
Balance, January 1, 2006	$102	$29,172	$97,767	$(23,215)	$(262)		$103,564	
Net income	—	—	14,779	—	—	—	14,779	$14,779
Eliminate remaining deferred stock compensation	—	(262)	—	—	262	—	—	
Common stock purchased	—	—	—	(1,669)	—		(1,669)	
Stock options exercised	—	(936)	—	1,809	—	—	873	
Issuance of restricted stock	—	(136)	—	136	—	—	—	
Share-based compensation	—	294	—	—	—	—	294	
Excess income tax benefit from stock options	—	1,070	—	—	—	—	1,070	
Cash dividends ($0.16 per share)	—	—	(1,457)	—	—	—	(1,457)	
Foreign currency translation adjustments	—	—	—	—	—	44	44	44
Comprehensive income								$14,823
Balance, December 31, 2006	$102	$29,202	$111,089	$(22,939)	—	$44	$117,498	
Net income	—	—	12,933	—	—	—	12,933	$12,933
Common stock purchased	—	—	—	(27,285)	—		(27,285)	
Stock options exercised	—	(2,964)	—	3,231	—	—	267	
Issuance of restricted stock	—	(2,398)	—	2,398	—	—	—	
Share-based compensation	—	1,070	—	—	—	—	1,071	
Excess income tax benefit from stock options	—	113	—	—	—	—	113	
Cash dividends ($0.16 per share)	—	—	(1,391)	—	—	—	(1,391)	
Foreign currency translation adjustments	—	—	—	—	—	132	132	132
Comprehensive income								$13,065
Balance, December 31, 2007	$102	$25,024	$122,631	$(44,595)	—	$176	$103,338	
Net income	—	—	12,181	—	—	—	12,181	$12,181
Common stock purchased	—	—	—	(9,438)	—		(9,438)	
Stock options exercised	—	(335)	—	589	—	—	254	
Issuance of restricted stock	—	(771)	—	771	—	—	—	
Share-based compensation	—	1,442	—	—	—	—	1,442	
Excess income tax (shortfall) from stock options	—	(24)	—	—	—	—	(24)	
Cash dividends ($0.16 per share)	—	—	(1,281)	—	—	—	(1,281)	
Foreign currency translation adjustments	—	—	—	—	—	(195)	(195)	(195)
Comprehensive income								$11,986
Balance, December 31, 2008	$102	$25,336	$133,531	$(52,673)	—	$(19)	$106,277	

The accompanying notes are an integral part of these statements.

Years ended December 31 (In thousands)	2008	2007	2006
Cash flows from operating activities:			
Net income	$12,181	$12,933	$14,779
Adjustments to reconcile net income to net cash flows from operating activities			
Depreciation and amortization	4,013	4,161	3,430
Share based compensation expense	1,442	1,071	294
Deferred income taxes	1,898	1,156	1,177
Loss on private equity investment fund	89	33	83
Changes in assets and liabilities, net of effects of acquisitions and divestitures:			
Trade accounts receivable	2,542	90	(2,137)
Inventories	(2,142)	(199)	(340)
Other current assets	646	1,548	(1,673)
Other assets	1,530	57	(1,114)
Accounts payable and accrued liabilities	266	(410)	(788)
Total adjustments	10,284	7,507	(1,068)
Net cash flows from operating activities	22,465	20,440	13,711
Cash flows from investing activities:			
Payments for acquisitions of businesses and intangible assets, net of cash acquired	(2,735)	—	(35,622)
Purchases of property, plant and equipment	(3,214)	(7,279)	(7,189)
Purchases of private equity investment	(750)	(150)	(750)
Net cash flows from investing activities	(6,699)	(7,429)	(43,561)
Cash flows from financing activities:			
Payments on long-term debt	(58,363)	(34,824)	(8,473)
Borrowings on long-term debt	51,066	49,660	30,283
Payments of long-term secured borrowings	(1,602)	—	—
Borrowings of long-term secured borrowings	3,754	—	—
Excess tax (shortfall) benefit from stock option exercises	(24)	113	1,070
Proceeds from stock options exercised	443	283	1,176
Purchases of treasury stock	(9,627)	(27,299)	(1,975)
Payment of cash dividends	(1,281)	(1,391)	(1,457)
Net cash flows from financing activities	(15,634)	(13,458)	20,624
Effect of exchange rate changes on cash and cash equivalents	7	(42)	(16)
Net increase (decrease) in cash and cash equivalents	139	(489)	(9,210)
Cash and cash equivalents, beginning of period	528	1,017	10,227
Cash and cash equivalents, end of period	$ 667	$ 528	$1,017

The accompanying notes are an integral part of these statements.

December 31, 2008 (In thousands, except per share data)

1. Organization

Young Innovations, Inc. and its subsidiaries ("the Company") develops, manufactures and markets supplies and equipment used by dentists, dental hygienists, dental assistants and consumers. The Company's product offering includes disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, dental micro-applicators, panoramic X-ray machines, moisture control products, infection control products, dental handpieces (drills) and related components, endodontic systems, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, and children's toothpastes.

The Company's manufacturing and distribution facilities are located in Missouri, Illinois, California, Indiana, Texas, Wisconsin and Ireland. Export sales were approximately 18% and 16% of total net sales for 2008 and 2007, respectively and less than 10% in 2006. Sales denominated in Euros and Canadian dollars approximated 6% and 1%, respectively of total sales in 2008.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Young Innovations, Inc. and its direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Some of the more significant estimates include allowances for doubtful accounts, inventory valuation reserves, rebate accruals, warranty reserves, liabilities for potential incentive compensation and uncertain income tax positions.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

Inventories

Inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or net realizable value. Inventory values are based upon standard costs which approximate actual costs, determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred, and additions and improvements that significantly extend the lives of assets are capitalized. Upon disposition, cost and accumulated depreciation are eliminated from the related accounts, and any gain or loss is reflected in the statements of income. The Company provides depreciation using the straight-line method over the estimated useful lives of respective classes of assets as follows:

Buildings and improvements	3 to 40 years
Machinery and equipment	3 to 10 years
Equipment rented to others	4 to 15 years

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite life intangible assets acquired in a purchase business combination are not amortized, but are instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." Intangible assets primarily consist of trademarks, license agreements, core technology, patents and patent applications, product formulas, and supplier and customer relationships. Trademarks have been determined to have indefinite useful lives, and therefore the carrying value is reviewed at least annually for recoverability in accordance with the requirements of SFAS No. 142. Other intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, generally between 5 and 40 years, and tested for impairment whenever conditions indicate that an asset may be impaired.

Impairment of Long-Lived Assets

The Company assesses and measures any impairments of long-lived assets other than goodwill and indefinite life intangibles in accordance with the provisions of SFAS No. 144. If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. The Company has not incurred any material impairments of long-lived assets during 2008, 2007 and 2006.

Fair Value of Financial Instruments

Financial instruments consist principally of cash, accounts receivable, notes receivable, accounts payable and debt. The estimated fair value of these instruments approximates their carrying value. Due to the short term nature of the notes receivable, book value approximates fair value.

Shipping and Handling

Shipping and handling costs are included as a component of cost of sales. Shipping and handling costs billed to customers are included in sales.

Revenue Recognition

Revenue from the sale of products is recorded at the time title passes, generally when the products are shipped, as the Company's shipping terms are customarily FOB shipping point. Revenue from the rental of equipment to others is recognized on a month-to-month basis as the revenue is earned. The Company generally requires payment within 30 days from the date of invoice and offers cash discounts for early payment. For certain acquired businesses that offer different terms, the Company migrates these customers to the terms referred above within a 2-5 year period.

The Company offers discounts to its distributors if certain conditions are met. Customer allowances, volume discounts and rebates, and other short-term incentive programs are recorded as a reduction in reported revenues at the time of sale. The Company reduces product revenue for the estimated redemption of annual rebates on certain current product sales. Customer allowances and rebates are estimated based on historical experience and known trends.

The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option, with the exception of X-ray machines, which have a 90-day return policy. Historically, the level of product returns has not been significant. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The Company owns X-ray equipment rented on a month-to-month basis to customers. A liability for the removal costs of the rented X-ray machines is capitalized and amortized over four years.

In 2006, the Company adopted the disclosure requirements of Emerging Issues Task Force (the "EITF") Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement" (that is, gross versus net presentation) for tax receipts on the face of their income statements. The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes (gross receipts taxes are excluded). The Company has historically presented such taxes on a net basis.

Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were approximately $2,857, $2,820, and $2,390 for 2008, 2007 and 2006, respectively.

Research and Development Costs

Research and development costs are expensed when incurred and totaled $796, $738, and $915 for 2008, 2007 and 2006, respectively.

Interest Expense, net

Interest expense, net includes interest paid related to borrowings on the Company's credit facility, as well as interest income earned on various investments and notes receivable. In 2008, 2007 and 2006, interest income totaled $367, $407 and $633, respectively, and interest expense totaled $1,699, $1,516 and $661, respectively.

Other (Income) Expense, net

Other (income) expense, net includes foreign currency transaction gain/loss and other miscellaneous income, all of which are not directly related to the Company's primary business.

Income Taxes

The Company has accounted for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to accounting for and reporting income taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities using rates which are expected to apply in the period the differences are estimated to reverse.

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109" on January 1, 2007 with no material impact to the financial statements. FIN 48 requires the Company to maintain a liability for underpayment of income taxes and related interest and penalties, if any, for uncertain income tax positions. In considering the need for and magnitude of a liability for uncertain income tax positions, the Company must make certain estimates and assumptions regarding the amount of income tax benefit that will ultimately be realized. The ultimate resolution of an uncertain tax position may not be known for a number of years, during which time the Company may be required to adjust these provisions, in light of changing facts and circumstances.

Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R). The Company elected the modified prospective transition method as permitted by SFAS No. 123(R); accordingly, results from prior periods have not been restated. Under this transition method, compensation cost must be recognized in the financial statements for all awards granted after the date of adoption as well as for existing stock awards for which the requisite service had not been rendered as of the date of adoption. Under the provisions of SFAS 123(R), share-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by an option pricing model, and is recognized as expense ratably over the requisite service period. The option pricing models require judgmental assumptions including volatility, forfeiture rates, and expected option life. If any of the assumptions used in the model change significantly, share-based compensation expense may differ in the future from that recorded in the current period.

Foreign Currency Translation

The translation of financial statements into U.S dollars has been performed in accordance with SFAS No. 52, "Foreign Currency Translation." The local currency for all entities included in the consolidated financial statements has been designated as the functional currency. Non-U.S. dollar denominated assets and liabilities have been translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses have been translated at the weighted average of exchange rates in effect during the year. Translation adjustments are recorded in accumulated comprehensive (loss) income. Net currency transaction (gains) losses included in other (income) expense, net were $(434), $99 and $(25) for 2008, 2007 and 2006, respectively

Segment Information

The Company operates as a single reportable operating segment. While management monitors the revenue streams of various products, the identifiable segments' operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's products are considered by management to be aggregated in one reportable operating segment.

Supplemental Cash Flow Information

Cash flows from operating activities include $4,375, $5,196, and $7,464 for the payment of federal and state income taxes and $1,846, $1,539 and $552 for the payment of interest related to borrowings on the Company's credit facility during 2008, 2007 and 2006, respectively.

3. Acquisitions

On July 31, 2006, the Company entered into an agreement, through its wholly-owned subsidiaries Young Microbrush, LLC and Young Microbrush Ireland Ltd., with Microbrush, Inc., a Wisconsin corporation, and Microbrush International Ltd., a Republic of Ireland private limited company, (collectively, "Microbrush"), to acquire substantially all of Microbrush's assets related to the manufacture, development and distribution of dental products. The acquisition of U.S. purchased assets was completed on July 31, 2006. The acquisition of Irish purchased assets was completed on August 18, 2006. The Company paid approximately $32,777 in cash, including direct transaction costs, in connection with the acquisition. Of the purchase price, $3,000 was paid into an escrow account pending settlement of any indemnification claims. Pursuant to the purchase agreement, the escrow was released on January 31, 2008 in full to the sellers. An additional $2,735 in purchase price was paid by the Company ("Earnout Payment") on May 13, 2008 for certain performance targets achieved. The acquisition further establishes the Company as a leader in the category of consumable dental products, enabling the Company to expand its product offerings in this area.

The acquisition was financed through a combination of cash generated from operations as well as debt, and was accounted for as a business combination. Debt incurred to finance the acquisition totaled $20,060. Upon initial allocation of the purchase price at the time of the acquisition, goodwill was determined to be $23,737. The finalization of the Microbrush purchase price allocation resulted in a $2,086 net increase to goodwill consisting of an increase of $2,735 related to the settlement of the Earnout Payment, an increase of $82 related to adjustments to the fair value of estimates of assets, an increase of $192 related to revised estimates of fees accrued related to the acquisition, a decrease of $578 related to revised estimates for intangible assets and a decrease of $345 related to restructuring accruals. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with the acquisition.

Purchase Price	$ 35,512
Less:	
Current assets	3,295
Property, plant and equipment	2,775
Identifiable intangible assets, net	4,903
Plus:	
Current liabilities	(1,284)
Goodwill	$ 25,823

The allocation of the purchase price to identifiable intangible assets, along with their respective useful lives, is as follows:

Amortizable intangible assets:	
Patents (10-12 years)	$ 913
Non-compete agreement (5 years)	121
Customer relationships (8 years)	563
	1,597
Indefinite-lived intangible asset (not subject to amortization):	
Trademark/Trade Name	3,306
	$ 4,903

The results of operations for the U.S. and the Irish components of Microbrush are included in the consolidated financial statements since July 31, 2006 and August 18, 2006, respectively.

	ProForma Year ended December 31, 2006 (unaudited)
Net sales	$98,186
Operating income	$25,723
Net income	$15,727
Basic earnings per share	$1.76
Diluted earnings per share	$1.71
Basic weighted average shares outstanding	8,954
Diluted weighted average shares outstanding	9,182

During the first quarter of 2006, YI Ventures LLC acquired substantially all of the assets and assumed a portion of the liabilities of D&N Microproducts, Inc., a contract manufacturer of the Company's diagnostic product line. The Company paid approximately $2,800 in cash, including transaction costs. Upon initial allocation of the purchase price at the time of the acquisition, goodwill was determined to be $1,582 and $269 of supplier relationships was recognized. The finalization of the D&N Microproducts, Inc. purchase price allocation resulted in a $17 net increase to goodwill from amounts recorded at December 31, 2006, which was primarily related to changes in estimates related to severance liabilities and adjustments to the fair value estimates of the assets and liabilities. The results of operations for D&N Microproducts, Inc. are included in the consolidated financial statements since January 2006.

4. Investments

On February 21, 2006, the Company invested in a private equity investment fund. At December 31, 2008, the Company has an unfunded capital commitment of up to $1,350. As of December 31, 2008, the total capital commitment paid by the Company was $1,650. The investment is accounted for under the equity method of accounting and included in other assets on the Consolidated Balance Sheet. The investment value recorded approximates fair value. Equity income (loss) is recorded using a three-month lag. The Company's loss attributed to this private equity investment was included in other (income) expense, net and totaled $89, $33, and $83 in 2008, 2007, and 2006 respectively.

5. Major Customers and Credit Concentration

The Company generates trade accounts receivable in the normal course of business. The Company grants credit to distributors and customers throughout the world and generally does not require collateral to secure the accounts receivable. The Company's credit risk is concentrated among two distributors that together accounted for 36% and 37% of accounts receivable at December 31, 2008 and 2007, respectively.

The percentage of net sales made to major distributors of the Company's continuing operations were as follows:

December 31	2008	2007	2006
Distributor			
Henry Schein, Inc.	15.9%	14.7%	15.0%
Patterson Companies, Inc.	12.7%	12.2%	13.2%

6. Notes Receivable

The Company offers various financing options to its equipment customers, which includes notes payable to the Company. The equipment was used to secure the notes. Total revenue from sales of equipment financed by the Company was $45, $2,324 and $5,118 during 2008, 2007 and 2006, respectively. These transactions are recorded as a sale upon the transfer of title to the purchaser, which generally occurs at the time of shipment, at an amount equal to the sales price of non-financed sales. Interest on these notes is accrued as earned and recorded as interest income.

On January 16, 2008, the Company transferred a majority of its X-ray equipment loans to a third party for a cash payment of $3,519. The Company transferred $4,154 of the notes receivable portfolio for a purchase price of $4,140. Of the purchase price, $621 is subject to a recourse holdback pool that has been established with respect to the limited recourse the third party has on the loans. On May 5, 2008, the Company transferred additional X-ray equipment loans to a third party for a cash payment of $235. There is an additional $42 subject to a recourse holdback pool. As the transactions do not qualify as sales of assets under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," the transactions have been treated as financing and the loans remain on the Company's balance sheet. As the third party receives payments on the transferred notes, the Company reduces the corresponding notes receivable and secured borrowing balances. As of December 31, 2008, the residual amount of notes receivable transferred to a third party was $2,815, of which $1,126 is classified as a short-term notes receivable and $1,689 as a long-term notes receivable. A corresponding long-term and short-term liability have been recorded, net of the recourse holdback pool of $663, on the Company's balance sheet.

Notes receivable consist of the following:

December 31	2008	2007
Notes receivable, short-term	$1,258	$1,571
Notes receivable, long-term	1,847	3,407
Total notes receivable	$3,105	$4,978

Notes receivable are included in other current assets and other assets in the accompanying Consolidated Balance Sheets.

Notes bear interest at rates ranging from 0% to 11%, and have a weighted average maturity of 22 months. Interest income and expense related to the notes are included in the Consolidated Income Statement caption "interest expense, net.

7. Inventories

Inventories consist of the following:

December 31	2008	2007
Finished products	$7,925	$6,081
Work in process	2,603	2,349
Raw materials and supplies	5,958	5,951
Total inventories	$16,486	$14,381

8. Property, Plant and Equipment

Property, plant and equipment consist of the following:

December 31	2008	2007
Land	$ 3,449	$ 3,449
Buildings and improvements	20,503	19,461
Machinery and equipment	24,492	24,384
Equipment rented to others	6,250	7,321
Construction in progress	1,205	1,227
	$ 55,899	$ 55,842
Less- Accumulated depreciation	(22,994)	(22,850)
Total property, plant and equipment, net	$32,905	$32,992

The Company has no machinery and equipment under capital lease. At December 31, 2008, $1,582 of net property, plant and equipment was located outside of the U.S. Depreciation expense was $3,481, $3,630, and $2,907, for 2008, 2007, and 2006, respectively.

9. Other Assets

Other assets consist of the following:

December 31	2008	2007
Notes receivable, long-term	$1,847	$3,407
Investments	1,445	784
Other	110	80
Total other assets	$3,402	$4,271

10. Goodwill and Other Intangible Assets

Goodwill activity is as follows:

December 31	2008	2007
Balance, beginning of the year	$77,511	$78,233
Payment of earnout consideration (see footnote 3)	2,735	
Changes to purchase price allocation	—	(722)
Foreign currency translation	88	—
Balance, end of the year	$80,334	$77,511

On July 31, 2006, the Company acquired Microbrush (see footnote 3). The acquisition resulted in preliminary goodwill of approximately $23,737 and $4,325 of intangible assets. During the first nine months of 2007, goodwill decreased by $739 due to adjustments to the purchase price allocation.

During the first quarter of 2006, YI Ventures LLC acquired substantially all of the assets and assumed a portion of the liabilities of D&N Microproducts, Inc., a contract manufacturer of the Company's diagnostic product line. The Company paid approximately $2,800 in cash, including transaction costs. Upon initial allocation of the purchase price at the time of the acquisition, goodwill was determined to be $1,582 and $269 of supplier relationships was recognized. During 2007 goodwill increased $17, which was primarily related to changes in estimates related to severance liabilities and adjustments to the fair value estimates of the assets and liabilities.

There have been no changes in goodwill related to impairment losses or write-offs due to sales of businesses during the years ended December 31, 2008 and 2007.

Other intangibles consist of the following:

December 31, 2008	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
License agreements	$1,200	$305	$895
Core technology	591	153	438
Patents	2,256	885	1,371
Product formulas	430	82	348
Customer relationships	813	358	455
Non-compete agreements	371	254	117
Supplier relationships	399	278	121
Total	$6,060	$2,315	$3,745
Intangible assets not subject to amortization			
Trademarks	$6,857	—	$6,857
Total intangible assets	$12,917	$2,315	$10,602

December 31, 2007	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
License agreements	$1,200	$245	$955
Core technology	591	123	468
Patents	2,256	678	1,578
Product formulas	430	71	359
Customer relationships	813	238	575
Non-compete agreements	508	342	166
Supplier relationships	399	224	175
Total	$6,197	$1,921	$4,276
Intangible assets not subject to amortization			
Trademarks	$6,857	—	$6,857
Total intangible assets	$13,054	$1,921	$11,133

The costs of other intangible assets with finite lives are amortized over their expected useful lives using the straight-line method. The amortization lives are as follows: 10 to 20 years for patents, license agreements and core technology; 40 years for product formulations; and 5 to 8 years for supplier and customer relationships. Non-compete agreements are amortized over the length of the signed agreement. The weighted average life for amortizable intangible assets is 16 years. Aggregate amortization expense for the years ended December 31, 2008, 2007 and 2006 was $532, $531, and $523, respectively. The Company wrote off $137 of fully amortized intangible assets in 2008. Estimated amortization expense for each of the next five years is as follows:

For the year ending 12/31/09	$ 532
For the year ending 12/31/10	482
For the year ending 12/31/11	410
For the year ending 12/31/12	379
For the year ending 12/31/13	379

11. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

December 31	2008	2007
Accounts payable	$4,122	$3,579
Accrued compensation and benefits	2,056	1,517
Accrued taxes	176	236
Accrued warranty	309	317
Accrued expenses and other	2,177	1,721
Total accounts payable and accrued liabilities	$8,840	$7,370

12. Credit Arrangements and Notes Payable

The Company has a credit arrangement that expires in April 2010 and provides for an unsecured revolving credit facility with an aggregate commitment of $75,000. The Company had $45,651 unused line of credit at December 31, 2008. Borrowings under the arrangement bear interest at rates ranging from LIBOR +.75% to LIBOR +1.50%, or Prime, depending on the Company's level of indebtedness. Commitment fees for this arrangement range from .125% to .15% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2008, the Company was in compliance with these covenants.

Long-term debt was as follows:

December 31	2008	2007
Revolving credit facility due 2010 with a weighted-average interest rate of 2.24%	$29,349	$36,646
Less- current portion	—	—
	$29,349	$36,646

Aggregate debt maturities are: 2009-$0; 2010-$29,349; 2011-$0; 2012-$0; and 2013 -$0.

13. Common Stock

During 2008, the Company repurchased 505 shares of its Common Stock from various stockholders for $9,406. The Company also reissued 36 shares of its Common Stock from treasury in conjunction with stock option exercises for $805. The Company also issued 34 shares of its Common Stock from treasury pursuant to restricted stock awards. In addition, the restrictions on 38 previously issued shares of Common Stock lapsed and 10 were repurchased by the Company for $221 (see footnote 14).

During 2007, the Company repurchased 53 shares of its Common Stock from various stockholders for $1,285. The Company repurchased 1,000 shares from trusts controlled by George E. Richmond, the Company's Vice Chairman and principal stockholder for $26,000. The Company reissued 27 shares of its Common Stock from treasury in conjunction with stock option exercises for $283. The Company also issued 128 shares of its Common Stock from treasury pursuant to restricted stock awards. In addition, the restrictions on 2 previously issued shares of Common Stock lapsed during 2007 (see footnote 14).

14. Share Based Compensation

The Company adopted the 1997 Stock Option Plan (the 1997 Plan) effective in November 1997 and amended the Plan in 1999 and 2001. A total of 1,725 shares of Common Stock were reserved for issuance under this plan which is administered by the compensation committee of the Board of Directors (Compensation Committee). The Company adopted the 2006 Long-Term Incentive Plan (the 2006 Plan) effective in May 2006. The 2006 Plan is intended to be a successor to the 1997 Plan. A total of 700 shares were authorized for grant under the 2006 Plan. Awards under the 2006 Plan may be stock options, stock appreciation rights, restricted stock, restricted stock units, and other equity awards.

Any employee of the Company or its affiliates, any consultant whom the Compensation Committee determines is significantly responsible for the Company's success and future growth and profitability, and any member of the Board of Directors, may be eligible to receive awards under the 2006 Plan. The purpose of the 2006 Plan is to: (a) attract and retain highly competent persons as employees, directors, and consultants of the Company;

(b) provide additional incentives to such employees, directors, and consultants by aligning their interests with those of the Company's shareholders; and (c) promote the success of the business of the Company. The Compensation Committee establishes vesting schedules for each option issued under the Plan. Under the 1997 Plan, outstanding options generally vested over a period of up to four years while non-vested equity shares vested over five years. Under the 2006 Plan, outstanding options generally vest over a period of up to three years while non-vested equity shares vest over one, two, three, four and five year periods. All outstanding options expire ten years from the date of grant under the 1997 Plan and five years from the date of grant under the 2006 Plan.

As of January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment," which requires recognition of expense related to the fair value of stock-based compensation awards. The Company elected the modified prospective transition method as permitted by SFAS No. 123(R); accordingly, results from prior periods have not been restated. Under this transition method, compensation cost must be recognized in the financial statements for all awards granted after the date of adoption as well as for existing stock awards for which the requisite service had not been rendered as of the date of adoption. Under the provisions of SFAS 123(R), share-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by an option pricing model, and is recognized as expense ratably over the requisite service period. The option pricing models require judgmental assumptions including volatility, forfeiture rates, and expected option life. If any of the assumptions used in the model change significantly, share-based compensation expense may differ in the future from that recorded in the current period.

Stock Options

During the year ended December 31, 2008 and 2007, the Company recorded pre-tax compensation expense of $241 and $168 related to the Company's stock option shares. As of December 31, 2008, there was approximately $335 of unrecognized compensation expense related to stock options, which will be recognized over the weighted-average remaining requisite service period of 1.5 years. The total aggregate intrinsic value of options exercised was $378, $398, and $2,730 for the years ended December 31, 2008, 2007, and 2006, respectively. Payments received upon the exercise of stock options were $443, $283, and $1,176 for the years ended December 31, 2008, 2007, and 2006, respectively. The related tax (shortfall) benefit realized related to these exercises was $(24), $113 and $1,070 for the years ended December 31, 2008, 2007, and 2006, respectively. The Company issues shares from treasury upon share option exercises.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average estimated value of stock options granted during the year ended December 31, 2008 and 2007 was $5.27 and $7.10 per share, respectively, using the following weighted-average assumptions:

	2008	2007
Dividend yeild [1]	0.68%	0.55%
Expected volatility [2]	28%	25%
Risk-free interest rate [3]	2.35%	4.72%
Expected life [4]	3.5	3.5

[1] Represents cash dividends paid as a percentage of the share price on the date of grant.

[2] Based on historical volatility of the Company's Common Stock over the expected life of the options.

[3] Represents the U.S. Treasury STRIP rates over maturity periods matching the expected term of the options at the time of grant.

[4] The period of time that options granted are expected to be outstanding based upon historical evidence

The following table summarizes stock option activity for the year ended December 31, 2008:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	863	$24.71		
Granted	38	$23.67		
Exercised	(36)	$12.23		
Forfeited or expired	(58)	$33.51		
Outstanding, December 31, 2008	807	$24.59	4.08 yrs	$650
Exercisable at December 31, 2008	716	$24.29	4.15 yrs	$650

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year ended December 31, 2008 and the exercise price, multiplied by the number of in-the-money options).

Non-Vested Equity Shares

Under the 2006 Plan, non-vested equity share units and restricted stock may be awarded or sold to participants under terms and conditions established by the Compensation Committee. The Company calculates compensation cost for restricted stock grants to employees and non-employee directors by using the fair market value of its Common Stock at the date of grant and the number of shares issued. This compensation cost is amortized over the applicable vesting period. During the year ended December 31, 2008 and 2007, the Company recorded pre-tax compensation expense of $1,201, $903 and $294, respectively, related to the Company's non-vested equity shares. As of December 31, 2008, there was approximately $2,619 of unrecognized compensation cost related to non-vested equity shares which will be amortized over the weighted-average remaining requisite service period of 2.5 years. The Company issues share grants from treasury.

The following table details the status and changes in non-vested equity shares for the year ended December 31, 2008:

	Shares	Weighted Average Grant Date Fair Value
Non-vested equity shares, January 1, 2008	134	$29.32
Granted	35	$23.02
Exercised	(36)	$29.22
Forfeited	(1)	$29.15
Non-vested equity shares, December 31, 2008	132	$27.70

15. Income Taxes

Income taxes are based on pretax earnings as follows

Years ended December 31	2008	2007	2006
Domestic	$16,427	$17,259	$23,406
Foreign	2,459	2,351	105
Total	$18,886	$19,610	$23,511

The components of the provision for income taxes were:

Years ended December 31	2008	2007	2006
Current			
Federal	$3,923	$4,267	$6,411
Foreign	275	339	32
State	609	915	1,113
Total current	4,807	5,521	7,556
Deferred			
Federal	$1,856	$1,044	$967
Foreign	—	(20)	—
State	42	132	209
Total deferred	1,898	1,156	1,176
Provision for income taxes	$6,705	$6,677	$8,732

Reconciliation of the provision for income taxes computed at the U.S. federal statutory rate to the reported provision for income taxes:

Years ended December 31	2008	2007	2006
Income from continuing operations before provision for income taxes	$18,886	$19,610	$23,511
U.S. federal income tax rate	35%	35%	35%
Computed income taxes	6,610	6,864	8,229
State income taxes, net of federal tax benefit	423	681	859
Foreign income taxes provision (benefit)	(29)	(510)	—
Deduction for Domestic Production Activities	(275)	(269)	(279)
Other	(24)	(89)	(77)
Provision for income taxes	$ 6,705	$ 6,677	$ 8,732

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With certain exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years prior to 2005. The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109" on January 1, 2007 with no material impact to the financial statements. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2008
Balance at January 1, 2008	$111
Additions based on tax positions related to the current year	15
Additions for tax positions of prior years	7
Reduction for tax positions of prior years	—
Settlements	(32)
Balance at December 31, 2008	$101

If recognized in future periods, $101 of the total unrecognized tax benefits as of December 31, 2008 would favorably affect the effective income tax rate. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The Company includes interest and penalties related to unrecognized tax benefits in income tax expense. Tax expense for the current year ended December 31, 2008 includes $7 of penalties and interest. The total amount of interest and penalties recognized related to uncertain tax provisions at December 31, 2008 was approximately $26.

Temporary differences that give rise to deferred income tax assets and (liabilities):

December 31	2008	2007
Deferred income tax assets:		
Trade accounts receivable	$ 164	$ 148
Inventories	999	956
Stock-based compensation	566	391
Accrued liabilities	390	156
State tax loss benefit	96	33
Other	20	24
Total deferred income tax assets	2,235	1,708
Deferred income tax liabilities:		
Property, plant and equipment	(2,560)	(2,233)
Intangibles	(10,826)	(8,783)
Inventories	(161)	(326)
Tax on undistributed foreign earnings	(282)	(72)
Total deferred income tax liability	(13,829)	(11,414)
Net deferred income tax liability	$(11,594)	$(9,706)

Current deferred income tax assets of $2,235 and $1,708 are included in other current assets as of December 31, 2008 and 2007, respectively.

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $100 and $2,400 of undistributed earnings of the Company's foreign subsidiary for the years ended December 31, 2008 and 2007, respectively. These earnings are considered to be permanently invested and, under certain tax laws, are not subject to taxes unless distributed as dividends, loaned to the Company or a U.S. affiliate, or if the Company sold its investment in the foreign subsidiary. Tax on such potential distributions would be partially offset by foreign tax credits. If the earning were not considered permanently invested, approximately $29 and $520 of deferred income taxes would need to be provided for the years ended December 31, 2008 and 2007, respectively.

16. Sales of Equipment Rented to Others

Periodically, customers who rent X-ray equipment from the Company elect to purchase the equipment. The Company recognizes revenue for the proceeds of such sales and records as cost of goods sold the net book value of the equipment. Net sales of equipment consistent with this practice were $1,600, $1,512, and $1,452 for 2008, 2007 and 2006, respectively, and gross profit from these sales was $868, $782 and $716 for 2008, 2007 and 2006, respectively.

17. Employee Benefits

The Company has defined contribution 401(k) plans covering substantially all full-time employees meeting service and age requirements. Contributions to the Plan can be made by an employee through deferred compensation and through a discretionary employer contribution. Compensation expense related to this plan was $553, $476, and $406, for 2008, 2007 and 2006, respectively. The Company also offers certain healthcare insurance benefits for substantially all employees.

18. Related-Party Transactions

The Company paid consulting fees of $50 each year in 2008, 2007 and 2006, to a corporation which is wholly owned by George E. Richmond, the Company's Vice Chairman.

The Company has an employment agreement with George E. Richmond, the Company's Vice Chairman, which paid him $50 each year in 2008, 2007 and 2006, to perform such duties as may be assigned to him by the Company's Board or Chief Executive Officer.

The Company paid fees of $0, $85 and $89, in 2008, 2007 and 2006, respectively, to a corporation which is wholly owned by George E. Richmond, the Company's Vice Chairman, for corporate use of an aircraft owned by that corporation.

In August 2007, the Company purchased 1,000 shares of its Common Stock from trusts controlled by George E. Richmond, the Company's Vice Chairman and principal stockholder, for an aggregate purchase price of $26,000

19. Earnings Per Share

Basic earnings per share (Basic EPS) is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per share (Diluted EPS) includes the dilutive effect of stock options and restricted stock, if any, using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

Years ended December 31	2008	2007	2006
Net income	$12,181	$12,933	$14,779
Weighted average shares outstanding for basic earnings per share	7,999	8,828	8,954
Dilutive effect of stock options and restricted stock	70	154	228
Weighted average shares outstanding for diluted earnings per share	8,069	8,982	9,182
Basic earnings per share	$1.52	$1.46	$1.65
Diluted earnings per share	$1.51	$1.44	$1.61

20. Quarterly Financial Data (Unaudited)

2008	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$24,395	$25,903	$24,922	$23,923	$99,143
Gross profit	12,938	13,791	13,163	12,404	52,296
Income from operations	4,570	5,152	5,208	4,823	19,753
Net income	2,831	3,101	3,148	3,101	12,181
Basic earnings per share	$ .34	$ .38	$ .40	$ .40	$1.52
Diluted earnings per share	$ .34	$ .38	$ .39	$ .40	$1.51

2007	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$22,883	$24,826	$24,652	$25,041	$97,402
Gross profit	12,355	13,579	12,752	13,093	51,779
Income from operations	4,734	5,796	5,151	5,079	20,760
Net income	2,821	3,472	3,075	3,565	12,933
Basic earnings per share	$ .31	$ .38	$ .36	$ .43	$1.46
Diluted earnings per share	$ .31	$ .37	$ .35	$ .43	$1.44

21. Commitments and Contingencies

The Company leases certain office and warehouse space, manufacturing facilities, automobiles, and equipment under non-cancelable operating leases. The total rental expense for all operating leases was $780, $893, and $951 for 2008, 2007 and 2006, respectively. Rental commitments amount to: $440 for 2009, $434 for 2010, $435 for 2011, $225 for 2012, and $0 for 2013.

In certain circumstances, the Company provides recourse for loans for equipment purchases by customers. Certain banks require the Company to provide recourse to finance equipment for new dentists and other customers with credit histories which are not consistent with the banks' lending criteria. In the event that a bank requires recourse on a given loan, the Company would assume the bank's security interest in the equipment securing the loan. As of December 31, 2008, 2007 and 2006, respectively, approximately $788, $75 and $20 of the equipment financed with various lenders were subject to such recourse. Recourse on a given loan is generally for the life of the loan. Based on the Company's past experience with respect to these arrangements, it is the opinion of management that the fair value of the recourse provided is minimal and not material to the results of operations or financial position of the Company.

The Company and its subsidiaries from time to time are parties to various legal proceedings arising in the normal course of business. Management believes that none of these proceedings, if determined adversely, would have a material adverse effect on the Company's financial position, results of operations or liquidity.

The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option, with the exception of X-ray machines, which have a 90-day return policy. Historically, the level of product returns has not been significant. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The accrual for warranty costs was $309 and $317 at December 31, 2008 and 2007, respectively. The following is a rollforward of the Company's warranty accrual:

December 31	2008	2007
Balance, beginning of the year	$317	$293
Accruals for warranties issued during the year	320	417
Warranty settlements made during the year	(328)	(393)
Balance, end of the year	$309	$317

22. Subsequent Events

On February 4, 2009, the Board of Directors declared a quarterly dividend of $0.04 per share, payable March 13, 2009 to shareholders of record on February 13, 2009.

On February 12, 2009, the Compensation Committee of the Board of Directors issued 100.5 shares of restricted stock to certain employees.

23. New Accounting Standards

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not believe that the adoption of this statement will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosure about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2, "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. In accordance with this staff position, the Company has only adopted the provisions of SFAS 157 with respect to its financial assets and liabilities that are measured at fair value within the financial statements as of January 1, 2008. The provisions of SFAS 157 have not been applied to non-financial assets and non-financial liabilities. The major categories of assets and liabilities that are measured at fair value, for which the Company has not applied the provisions of SFAS 157, are as follows: reporting units measured at fair value in the first step of a goodwill impairment under SFAS 142, long-lived assets, including intangible assets measured at fair value for an impairment assessment under SFAS 144.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The changes related to income taxes also impact the accounting for acquisitions completed prior to the effective date of SFAS 141R. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. The adoption of SFAS No. 141(R) will change the accounting treatment for business combinations, generally on a prospective basis beginning in the first quarter of 2009. The Company expects SFAS 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions the Company consummates after the effective date.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115", which permits entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS 159 as of the beginning of its 2008 fiscal year and the adoption did not impact the Company's financial statements, since it did not elect to measure any financial instruments at fair value.

On December 11, 2008, the FASB issued FSP FAS 140-4 and FASB Interpretation ("FIN") 46(R)-8, Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP FAS 140-4 and FIN 46(R)-8"). This FSP requires additional disclosures by public entities with continuing involvement in transfers of financial assets to special purpose entities and with variable interests in VIEs. FSP FAS 140-4 and FIN 46(R)-8 was effective for reporting periods ending after December 15, 2008. The adoption of FSP FAS 140-4 and FASB Interpretation ("FIN") 46(R)-8 did not impact the Company's financial statements or disclosures.

DIRECTORS AND OFFICERS

Alfred E. Brennan
Chairman of the Board &
Chief Executive Officer

George E. Richmond
Vice Chairman of the Board

Brian F. Bremer[1, 2, 3]
Partner – CroBern Management
Partnership II LP

Richard J. Bliss[1, 2, 3]
Managing Partner – Godfrey & Kahn S.C.

Dr. Patrick J. Ferrillo, Jr.[1, 2, 3]
Dean - Arthur A. Dugoni
School of Dentistry
The University of The Pacific

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee

Alfred E. Brennan
Chairman of the Board &
Chief Executive Officer

George E. Richmond
Vice Chairman of the Board

Arthur L. Herbst, Jr.
President & Chief Financial Officer

Daniel J. Tarullo
Vice President

Julia A. Heap
Vice President of Finance &
Controller

David W. Frank
Secretary

CORPORATE INFORMATION

Corporate Headquarters
13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: 312-644-4174

Stock Listing
Nasdaq/AMEX
Symbol: YDNT

Independent Certified Public Accountants
Crowe Horwath LLP
Oak Brook, Illinois

Transfer Agent
Computershare Trust Company, N.A.
c/o Shareholders Services
P.O. Box 43078
Providence, RI 02940-3078
1-800-884-4225

ANNUAL MEETING

The Annual Meeting for Shareholders of Young Innovations will be held on Tuesday, May 5, 2009, starting at 9:00 a.m. (CDT) at:

Hotel Intercontinental
505 North Michigan Avenue
Chicago, Illinois 60611

Young Innovations, Inc.

13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: 312-644-4174
www.ydnt.com